U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                           CHIPOTLE MEXICAN GRILL, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


For Immediate Release     For more info: Michael Pryce-Jones   202.262.7437

LEADING PROXY ADVISORY FIRM RECOMMENDS AGAINST CHIPOTLE'S CEO PAY

RECOMMENTATION FOLLOWS CTW INVESTMENT GROUP'S CALL TO "VOTE NO" ON CO-CEO'S $25 MILLION ANNUAL PAY

WASHINGTON, D.C.- Leading independent proxy advisor Institutional
Shareholder Services (ISS) is opposing Chipotle Mexican Grill, Inc.'s (NYSE: CMG) "Say on Pay" report because of the "continuously escalating compensation levels without clear rationale," setting up the specter of an investor revolt at the annual meeting on May 15th in Denver, CO.

The recommendation comes two weeks after the CtW Investment Group called on investors to reject the Chipotle's executive pay given pervasive problems. These include one of the worst pay-for-performance profiles in the Russell 3000 and stratospheric compensation levels for the co-CEOs, which on a 3-year realizable pay basis exceed $144 million for both Mr. Moran and Mr. Ells. This is exacerbated by the co-CEOs reluctance to retain much of the stock acquired from this compensation structure.

"Chipotle shareholders are drawing a line in the sand: CEOs shouldn't be treated like Sun Kings at investor expense," said Dieter Waizenegger, Executive Director of the CtW Investment Group. "Having turned a deaf ear to mounting investor concern over pay practices in recent years, the board should act now to seek the resignation of long-time Compensation Committee Chairperson Darlene J. Friedman - rather than face off against shareholders in two weeks," said Waizenegger, noting that under the current board structure, Friedman is not up for re-election until 2016.

In its report, ISS said that concerns over the "magnitude of CEO pay and fixed annual grants persist" despite the company's share performance. It noted that "the practice of granting fixed, mega-value annual stock appreciation rights runs counter to a philosophy that executive pay should be both commensurate with performance and within a reasonable range of similarly situated peers."

In its April 21 letter to investors (available from our website), the CtW Investment Group also criticized the company's approach to equity-based compensation, the low-balled performance targets attached to performance-vesting awards, and the levels of ancillary benefits received by the executives, including school fees for co-CEO Moran's children.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members - to enhance long-term shareholder value through active ownership. These funds have $250 billion in assets under management and are substantial Chipotle shareholders.

                                         ###

[In addition, the following tweet was posted online:

(CtW Investment Group logo) CtWInvGp - Apr 30
                            Why Shareholders Are Unhappy About Domino's and Chipotle Executive Pay (CMG, DPZ): fool.com/investing/gene... via
                            @themotleyfool


The article referenced in the link is available at http://www.fool.com/ investing/general/2014/04/30/why-shareholders-are-unhappy-about-dominos-and-chi.aspx#.U2Fhakbvxm0.twitter]